Exhibit Relating to Item 77(c) (Matters Submitted to a Vote of Security Holders) of
Form N-SAR for The High Yield Plus Fund, Inc. (the "Fund") for the six-month period ended September 30, 2002

	The Annual Meeting of the Fund's stockholders was held on August 12, 2002. At such Meeting the stockholders elected two Class II Directors. Pursuant to Instruction 2 to this Sub-Item, further information as to this matter has not been included in this Exhibit.


Exhibit Relating to Item 77(d) (Policies with Respect to Security Investments) of
Form N-SAR for the Fund for the six-month period ended September 30, 2002

	On May 21, 2002, the Board of Directors unanimously approved a revised investment policy for the Fund in order to comply with new Rule 35d-1 under the 1940 Act (commonly known as the "names rule"). The names rule requires many funds that have names that signify certain investments to have an investment policy requiring that 80% of their assets be invested in such investments. As the Fund's name includes the phrase "high yield," the Fund's current policy to invest 65% of its assets in high yield securities has been revised to read as follows:

"Under normal circumstances, the Fund will invest at least 80% of its assets (net assets, plus the amount of any borrowings for investment purposes) in high yield debt securities that are rated below investment grade, consisting of securities rated either below BBB by Standard & Poor's or below Baa by Moody's Investors
Service, Inc., or non-rated high yield debt securities deemed by the Fund's investment adviser to be of comparable quality."

	This revised policy also reflects a change in the ratings of the securities in which the Fund will invest based upon SEC positions on the definition of high yield securities.

DRAFT 11/26/02